Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

11 June 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Total Voting Rights

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

6/14

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 14 A 7:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Total Voting Rights
Released	15:42 08-Jun-07
Number	PRNUK-0806

Total voting rights

In conformity with the Transparency Directive's transitional provision 6, the Company is required to notify the market of the following:

The Company's capital includes 358,525,401 ordinary shares with voting rights. None of these shares is held in Treasury.

Therefore the total number of voting rights in the Company is 358,525,401.

The above figure of 358,525,401 shares may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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